================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 11 March, 2004
                         Commission File Number 0-30358

                                  ebookers plc
                          -----------------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X    Form 40-F
                                      ---            ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes             No X
                                      ---            ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection
                              with Rule 12g3-2(b):

                                 Not applicable.

Enclosures:

Press release - ebookers sells      11 March,  2004                        3 inc
The Adventure Company to
First Choice

FINAL

              ebookers sells The Adventure Company to First Choice

11 March, 2004 - ebookers plc (Nasdaq - EBKR, LSE - EBR) Europe's No.1 retail online travel agency today announces that it has sold The Adventure Company to First Choice Holidays plc for a cash consideration of (pound)3.1m (plus retained cash in the business of (pound)0.6m). The Adventure Company has been sold as it is non-core to ebookers' online strategy. Its escorted tours of groups of people are too complex to be fulfilled online. Last year, The Adventure Company had sales of (pound)5.4m.

The cash proceeds will be used to fund ongoing corporate development.

The Adventure Company, formerly Travelbag Adventures, specialises in small group escorted adventure tours. It was originally acquired by ebookers plc in February 2003 as part of the acquisition of Travelbag Holdings Limited.

                                    --ends--

For further information:

ebookers plc
Oliver Strong                                               +44 (0) 20 7489 2239
oliver.strong@ebookers.com                                  +44 (0) 7771 934 153



Cubitt Consulting (UK)
Fergus Wylie                                                +44 (0) 20 7367 5100
fergus.wylie@cubitt.com



About ebookers plc
------------------
ebookers is Europe's No.1 retail online travel agency (based on the last 4 reported quarters of gross sales, excluding estimates of wholesale transactions and non-travel transactions.). ebookers has websites in 13 European countries - UK, France, Ireland, Germany, Austria, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 700, which carries out 13 separate functions from email sales to software development. The Company has a multi brand marketing strategy. Its brands include ebookers.com, Flightbookers, Travelbag, The Adventure Company, Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and quoted on Nasdaq in the United States of America. Forward Looking Statements
--------------------------
Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrate its potential subsidiaries across Europe, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange

Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange the Nasdaq National Market and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   11  March, 2004
                                           /s/ Leigh Grant
                                           ------------------------
                                           Deputy Company Secretary
                                           ebookers plc